Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021

BBC News Online _ Vertical-20210611_144759-Meeting Recording

Speaker Key:

UM	Unidentified Male

CF	Chris Fox

MC	Michael Cervenka

00:00:05

UM	So just as a bit of background, I had a call with Chris earlier, and we talked through some things around Vertical, about its path to certification. I pointed you in the direction of the IASA report that came out last month. I think I sent you a video and some of the media, the headshots and that, and just as an ask, and then I’ll allow you to talk to Michael. If there’s any chance we could embed the video that would be a hugely wonderful thing, and we’d really appreciate it.

And then I think it was important to speak to Michael as President, and the person that knows what he’s talking about far beyond me, around some of the physics, about how quiet it was, and that sort of thing. So it was useful to connect you. And now I’ll mute myself and allow you to [unclear] Chris.

CF	Yes, so obviously the craft looks amazing, and I understand you’re test flying later this year. In terms of what Virgin is suggesting, flying from airports, or cities like Cambridge to airports, what kind of challenges are there at the moment that you’ll need to overcome to make something like that feasible?

MC	I guess the first thing for me that’s really important is we very much started from a strategy of basically working within existing regulations wherever possible. So yes, there’s amazing technology coming along, but we’ve got lots of experience that, rightly, regulators tend to be conservative, and particularly when you come to aircraft things like safety are absolutely critical.

00:01:53

To enable us to fly there are a few things that we need to overcome. So the first is we have to fundamentally certify an aircraft, and we have to demonstrate that the aircraft is safe and it meets the regulations. And actually, interestingly for me, normally aviation has a very consistent set of standards, between IASA that sets the rules for Europe, and the CAA tends to adopt those, and the FAA in America. This is a very new market, and at the moment we’re seeing a difference of approach.

So we’re deliberately targeting the most stringent safety regulations, those are being set by IASA and the CAA. Essentially they are setting the safety standards the same as a commercial airliner. So for us that’s really important, because ultimately we see this as a mass market, it’s something that’s going to become very affordable, and therefore if we‘re going to have lots of these vehicles flying over urban areas I think it’s critical for public and regulators to be certifying to that same standard.

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00:02:58

So actually, as a company one of the biggest challenges we’ll all face in this industry is certifying the aircraft, and we’ve set that bar really high. And one of the big factors for us is the strategic partnerships that we’ve got. So to try and do that all on your own as a start up is an incredibly big ask. We’ve brought in, as you know from the releases, Honeywell doing flight controls and avionics, Rolls-Royce doing bespoke electrical motor systems, Solvay doing materials, GKN doing harnesses, and more to come. So these are companies that really know their stuff, and we’ve combined that with an internal team that’s got real expertise in certifying the aircraft.

When you’ve certified the aircraft, there’s two other steps that are involved. The second of course is around the pilot, and so our strong view, again, back to regulators and public perception tends to lag technology, is a strong belief that the vehicles will need to have a trained commercial pilot flying the vehicles, we think for at least this decade, if not comfortably into next decade. The beauty of our aircraft is actually, with Honeywell’s amazing flight controls and avionics, we make the vehicle really simple to fly, and that translates to a lot of safety, because you’re now massively lowering the pilot workload.

So to give you a sense, the pilot is not having to actively control everything in the aircraft, he’s basically telling the aircraft I want to go up, down, left, right, and the information he’s displayed is much simpler than you’d see in a conventional aircraft. So the pilot workload is actually about one fifth of what you would see in even the latest commercial aircraft.

00:04:55

But we would expect pilots to come predominantly from existing fixed wing and helicopter populations. They will have to have a commercial pilot’s licence, and then they will have what’s called a type rating, which essentially means they know how to fly our particular aircraft.

Over time we think that the training requirements on the pilot will become easier, enabled by the real simplified vehicle operations, but that’s going to take time to work through. And then the final bit is, okay, you’ve now got an aircraft that is certified, it’s allowed to be used commercially, you’ve got people who can fly it, it has to now operate within an airspace and an environment.

And on that, again, we take quite a conservative view, which is initially we would expect the aircraft to be operated within existing flight rules, existing flight paths, etc. There are actually really exciting huge advances being made in terms of things like air traffic control systems, capabilities for vehicles to detect and avoid other objects. We are involved in partnerships with NATS in the UK, we’re doing European programmes, there’s a lot of work going on in America. We’re talking to the European air traffic systems. So I think there’s a much broader industry and air traffic management piece that will ultimately enable more vehicles to fly.

Today they don’t exist to enable, for example, thousands of vehicles to fly over a city. At the moment every pilot has to talk to the air traffic controller, there are defined lanes, so that’s being working on, but that’s really, I think, an enabler for more and more vehicles.

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00:06:46

The initial ones will operate within today’s airspace. And then there will be, of course, things like local planning regulations, and for me this is where the whole public perception and the public engagement piece is so important, because if you look, there are loads of cities that have heliports, and helicopters are very restricted, or in some cases not allowed to fly into them except in emergencies, because of concerns around noise and safety, and the fact that helicopters are really expensive, so the wider population doesn’t really benefit.

So I think as we start to demonstrate, well, these vehicles are being certified to a failure rate safety level 100 times safer than the helicopter, they’ll be 100 times quieter in cruise, and they’ll be a fifth of the operating cost, so actually they start to bring in a much more mass market opportunity, then I think there’s a real piece around working with the local perhaps authorities and the regulators to say well, actually, how do we facilitate this as a new means of transport that is really beneficial for the public.

CF	And the payload is about four passengers, is that right?

MC	Yes, so for us a really key thing in this is back to how do we design a vehicle that delivers really competitive economics, and isn’t something that is just about billionaires flying over your head. We started from the perspective of we’re going to have to carry a pilot. And if you’re going to pay for a pilot, yes you’ve got a vehicle that can fly fast, we’re doing a lot to enable things like rapid charging of the battery so we keep the aircraft in the air as much as possible, but you need a reasonable number of passenger to make the total cost per passenger mile a really affordable level. So we very much designed the vehicle around one pilot and four passengers.

00:08:48

And there’s a lot of hype in this market. We’ve taken an approach that really is pushing the bounds of what is available in terms of technology, but not going beyond. So with today’s technology, we can achieve that, we don’t need some magical new battery, but if someone turns around and tells you you can fly one of these vehicles and you can carry hugely more people or you can fly 500 miles on batteries, well actually that’s not possible.

So 20 years of investment in particularly automotive, driving lighter motors, lighter batteries, the improvements we’ve seen in lightweight composites, the improvements in flight control systems, actually we’re riding off all of the back of that, and we’re now at that point where we can do really useful missions, whether it’s 25 mile city centre or whether it’s up to 100 miles near regional city pairs, if you like.

The technology is now just about enabling those kind of capabilities for a vehicle that also has to meet noise and has to meet safety and all the other things that an aircraft certified needs to meet.

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00:09:58

CF	The dream we hear kind of from Dubai and places like that is that you’ll not go from Cambridge to Heathrow Airport, but you’ll go from a hotel in west London to your car park in east London, just hop across, like across cities. Is that kind of a future usage, or is that kind of more in the realms of that would disturb people too much in cities?

MC	I guess a few things. When you start with a pilot and needing to carry four passengers, you’re talking about quite a bit vehicle, and actually to enable, fundamentally what we’re saving is time, so a key feature of the vehicle is having the wing. The wing enables us to fly really fast, but it also enables us to do those short missions with the four passengers and the pilot really efficiently. So we’re only using a small part of the battery energy, we can therefore recharge the aircraft and we can get it back up in the air. So that’s fundamental to getting utilisation out of the vehicle to drive the economics.

What that does mean is you’ve got a vehicle, in our case, that is basically 15 metre wingspan, or 50 foot wingspan, so this is not landing in your backyard unless you’re a billionaire. These are going to operate from certified, today they will be heliports, in the future they will be vertiports, and we think the initial use cases are going to be things like the airport-city centres and connecting cities to each other.

Clearly Uber sparked the whole interest in intra-city mobility, and if you stand back there is just a massive growth in the number of people living in cities. I think it’s 50% of the population lives today in cities, it’s going to be 70% in the next couple of decades. We already know that ground transportation can’t keep up. We live in a three dimensional world in cities, we in the top of buildings, we work in top of buildings, and we all come down to the ground floor and then we try and travel along the ground, and already that can’t keep up.

00:12:07

So absolutely there is a mega-trend driving a demand for that, how do we free congestion between cities. Our view is that is going to take longer, and even some of the market studies say, well, it’s going to be 2032 beyond before that becomes one of the dominant market drivers. And that needs the air traffic control technologies I talked about, it needs the public acceptance around noise, etc, and ultimately, to become a really huge market within cities it’s going to need increasing automation towards autonomy.

So we think that’s later on the journey. but if you step back today, the helicopter market is a $50 billion market, two thirds of that is civil helicopters. There’s a really large part of that that we don’t just displace we displace with a vehicle that is just so much more capable in terms of cost, noise, safety, and zero emissions.

So I think there’s a big opportunity before you get to that sort of long term utopia that is going to take time, and we might dream about, but it’s going to take time.

CF	And when you say it’s near silent, if you were in the flight path of this, would you hear it from the ground?

MC	To put it into perspective, when we’re in cruise, if you’re on the ground, it’s about the noise of a domestic fridge. So you won’t hear it in cruise. There is a noise footprint that you’ll hear during hover, but it’s around 30 times quieter than a helicopter in hover.

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00:13:37

And it’s a very different type of noise. A helicopter has got that wo-wo-wo-wo noise, if you think of a small scale drone it’s got quite a whiny noise, because they’re very high speed, high frequency. We’re actually in a much more sort of nice, if you like, noise signature for people, so it’s a lot less irritating, but it’s also substantially quieter. In a helicopter the dominant noise is the rotor, but with electrification we have multiple rotors, and we can run them at a very different tip speed, and there’s a load of physics that actually drives that opportunity to substantially reduce the noise compared to a helicopter.

And so clearly you don't have the noise of gas turbine, but actually it’s the rotor noise that, enabled by having multiple motors and a very different configuration in the aircraft, ultimately gives the noise saving.

CF	If you want to get a lot of people from rural areas to the airport, we can kind of already do that with trains. Why would flying something like this be a better solution?

MC	A few perspectives on that. Firstly, we tend to think of these things as a very western European perspective, and this is actually a global market. And yes, there are trains in Europe. Globally, ground infrastructure is nowhere near as advanced as in western Europe. Trains are very effective if you want to carry a lot of people down one line. They’re super expensive to build, actually they’re artificially… The ticket price we pay on trains bears no reflection of the total cost of putting that in, because actually we pay for the infrastructure through taxation, and essentially the ticket price is just paying for the on-going operating costs. So it’s an artificially subsidised market.

00:15:30

And it’s very inflexible. So if you want to add in new routes, or if you want to have lots of point to point movements, trains are not very good at that. Actually, the interesting thing with the vehicle we’re developing is we avoid so many of the costs of things like helicopters with all of the maintenance costs that we’re now starting to get to the point where even early on we’re going to be competitive on a cost per passenger mile to a train.

So we’re not going to be carrying the same number of people from Heathrow to the middle of London as Crossrail does, that isn’t viable with a four seat aircraft, but actually there’s lots of opportunities where it is very affordable, and it can offer a significant time saving. So my expectation, new technology always starts as a more premium offering, you always end up with a trickle down over time, but actually very early on we can make this very affordable.

And I think for me that’s why we’re absolutely convinced that the demand is going to massively outstrip supply of these vehicles for probably the rest of this decade at least, because of the opportunities they give, but actually when you cut through the hype there are very few credible companies developing vehicles that are actually capable of getting them certified and operating.

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00:16:51

CF	And your reason for going with a pilot rather than automation is I guess to assist with it getting approved, because it’s one less thing to worry about?

MC	If you stand back today, in all of the western world, there is no regulatory framework for autonomous passenger carrying aircraft. So if we were to go for an autonomous vehicle we would have no means of demonstrating that we could get it certified. So we could do all sorts of cool prototype flights but we couldn't actually roll it out into operation. And our view is that we’re going to need to have an aircraft that actually has some real sophistication in the flight controls and avionics that means it’s heavily automated, so that drives a much lower workload, but we’re going to need those vehicles in service, and demonstrating safe flight.

And if you map this out I think we’ll see over time more and more automation, so the pilot does less and less. We’ll eventually get to the point where the vehicles will be remotely supervised, and I think for me that is probably going to happen initially in cargo carrying vehicles and over rural areas, and then over time it will happen over cities. And then once you’ve got all of that demonstrated safe performance, and both the public and the regulators get comfortable, at that point you could start seeing a level of autonomous flying.

But you can see that’s not a quick route, and that’s going to take quite a long time. And we’ve got a huge opportunity to make a real impact in 2024 or 2025. So for us there’s just a big opportunity to come up with a far better way of travelling that is very affordable with a pilot, and that gives us a route to enable us to certify and deploy these vehicles all over the world, and autonomy will come down the line, but we don’t think that’s going to be accepted in the vast majority of the world this decade.

00:18:54

CF	And you say it’s zero carbon, because it’s using electric rather than some kind of fuel. Obviously if something like this takes off and becomes commonplace then there’s going to be an increased energy requirement, we’re going to have to find clean energy to fuel these as well as everything else that we’re trying to make green. What’s your vision for that? Is that something you’re working towards as well?

MC	I think there’s a few bits to this. The first is it’s quite different to electric cars, because one of the challenges with electric cars is clearly you need to have lots and lots of charging ports, and so there’s a real infrastructure challenge around rolling out the electric charging capabilities you need for electric vehicles. The vehicles we’re talking about are high value vehicles, initially they’ll go from point A to point B, they will operate from certified sites. And so the amount of charging infrastructure that you need to put in is significantly lower than you need to do for electric vehicles.

I think there’s a real opportunity, and we are doing some stuff on this around ensuring that there is ground based energy storage, so that effectively you’re charging a ground source of energy storage off peak, and you can do that when there is availability of renewable energy, and then when your vehicle comes in and lands and you want to turn it around very quickly you’ve got that energy, so you can dump that into the vehicle, you can rapidly charge it, and you can turn it around.

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00:20:33

So because we’re not talking about a massively distributed charging infrastructure, actually you can start to do things like that. Clearly it doesn’t take me to join the dots, our founder is also the founder of the second biggest energy company in the UK, and OVO was set out with the mission of making energy simple, affordable and sustainable. And so OVO is very much on that same green agenda, and there’s an obvious sort of link between the philosophies and capabilities of the two companies on that.

And just for info, I think OVO is the first company to have had widespread grid to vehicle charging, where actually the vehicles are used as an energy store. So lots of electric vehicles of course take energy from the grid, actually OVO has the ability for their customers to charge their vehicles during off peak hours and then actually to put that energy back into the grid during peak hours, and so that’s a good example of how you can use technology to also help some of the infrastructure challenges around intermittency of renewable energy.

CF	Okay. There’s a lot there to think about. As you will gather, I'm excited to see it, although I don't know how quickly I’ll want to get in one. I'm still too scared to go in a helicopter over the Grand Canyon.

MC	Well that’s a different thing. The problem with helicopters is, they’re amazing machines, but they’ve got single point failures. So in a helicopter you’ve got a very complex mechanical system linking one or two jet engines, typically, some of the very small ones are piston, but most of them are jet engine powered, through a series of very heavily stressed gears, to turn a very complex main rotor and a very complex tail rotor.

All those gears and transmission shafts are very heavily stressed, because helicopters are very weight sensitive, and they’re critical, because if any one of those fails the helicopter can’t maintain safe flight. So you might not be aware, but the certification standards for a helicopter, A, allow a single point failure, and B, from a failure rate point of view, require the helicopter to only be 100 times less safe than a commercial airliner.

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00:22:55

So in numbers, that means one in ten million failures per flying hour. Whereas actually because of the opportunities we’ve got with an electric system, we’ve got multiple motors, multiple batteries, multiple flight controls. If we lose any one of those components the aircraft can continue safe flight. So we have no single point failure. Effectively what that means is we’ve got redundancy in the system. And with the IASA standards it also means we are going to certify to that same one in one billion failure rate that a commercial airliner has. So clearly there’s a public engagement and a public perception.

I think the fact that our vehicle has wings, and in some ways looks a bit more like a conventional aircraft helps on that journey, but there’s a big piece around demonstrating that actually for us to certify IASA has said this is going to have to hit the same safety standards as commercial airliners. And so I think safety, for us, is so fundamental to the vehicle, and that’s very much been from day one why we are bringing in these amazing partners, and we’ve recruited a team that has that experience of really understanding how to certify safe vehicles.

00:24:08

CF	I don't know if Flick [?] has been down to see your facility and to see the test flights yet, but maybe we should get a camera crew down as well to see some of it in action, because it sounds very exciting.

UM	I think what would be great, I agree, is when there’s test flights later in the year, because we’re in build mode. So maybe in autumn that would be a great opportunity, and we’d love to do that. I also would just say, Michael, talking about the team, and the amazing experience they’ve got, Michael is the person that leads that team, and has some of the deepest and best experience.

So he’s fairly humble, but he’s the guy running this. It’s very exciting. To be honest, whenever Michael talks about this I always just really enjoy lapping it up, and I just absorb it, because it does feel like, oh my goodness, and then when he explains it, it’s a lot of stuff, but then it’s sort of more gettable, if you will.

MC	Yes, I'm quite typical, I spent 22 years at Rolls-Royce, did an Aeronautical Engineering degree, was involved in certifying and supporting most of Rolls’ civil engines, some of their military engines. I spent four year most recently working for the group CTO, basically running all of the disruptive technology work at Rolls, carried out the electrical strategy for Rolls-Royce. But we’ve got Eric Samson as our head of engineering, he’s got nearly three decades at General Dynamic, certified the structures on most of Gulfstream’s top end business jets. He was an IASA approved designated engineering head in Europe.

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00:25:51

Tim Williams spent ten years as a chief engineer at Rolls-Royce, I think he was at Rolls 34 years before joining us. We’ve got Paul Harper who’s our head of certification, he was previously head of airworthiness for Airbus UK. And many people below that. So we’re very fortunate in having… I think a very deliberate strategy of Stephen’s very early on is this is fundamentally an engineering and certification challenge first and foremost. We need a really experienced aviation team.

And that’s also why we’re very deliberately sited in Bristol. There’s nearly 300 aerospace companies around Bristol, and yes, in some cases we’ve gone global in terms of the talent, but we’ve got fantastic local talent, and we’ve got fantastic partners and testing capabilities just on our doorstep. So a very deliberate strategy to have our main base in Bristol.

CF	We’ll have to come down and take a look at it all when it’s ready to fly.

MC	Fantastic.

CF	Great.

UM	Great, great.

CF	Thanks very much guys, I appreciate the call. Hopefully we’re going to write something up later today.

MC	Bye.

UM	Thank you so much.

00:27:11

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